                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934



                              MEGO FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    585162100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ross J. Mangano
                               Oliver Estate, Inc.
                          112 West Jefferson Boulevard
                                    Suite 613
                            South Bend, Indiana 46601
                           Telephone no. 219-232-8213
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                DECEMBER 13, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 585162100                   13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Troon & Co.
     FEIN: 35-6224732
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    325,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    325,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     325,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------




--------------------
(1) Based upon the Preliminary Proxy Statement filed by the issuer on December 14, 2001.

CUSIP NO. 585162100                   13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank One Trust Company, N.A., as trustee of Oliver Trust No. 262-00051-03
     FEIN: 36-6010984
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    91,250
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    91,250
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,250
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------




---------------------
(2) Based upon the Preliminary Proxy Statement filed by the issuer on December 14, 2001.

CUSIP NO. 585162100                   13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank One Trust Company, N.A., as trustee of Oliver Trust No. 262-0051-01
     FEIN: 36-6010982
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    91,250
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    91,250
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,250
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------




---------------------
(3) Based upon the Preliminary Proxy Statement filed by the issuer on December 14, 2001.

CUSIP NO. 585162100                   13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-07
     FEIN: 36-6010988
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    91,250
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    91,250
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,250
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------




--------------------
(4) Based upon the Preliminary Proxy Statement filed by the issuer on December 14, 2001.

CUSIP NO. 585162100                   13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-05
     FEIN: 36-6010986
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    91,250
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    91,250
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,250
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%(5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------




--------------------
(5) Based upon the Preliminary Proxy Statement filed by the issuer on December 14, 2001.

CUSIP NO. 585162100                   13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ross J. Mangano
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    425,000(6)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    425,000(7)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     425,000(8)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%(9)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------




------------------
(6) Includes 8,750 shares owned by Mr. Mangano personally and all of the shares owned by Troon & Co., and Oliver Illinois Trusts. Mr. Mangano disclaims ownership of any shares owned by Troon and Oliver Illinois Trusts.
(7) Includes 8,750 shares owned by Mr. Mangano personally and all of the shares owned by Troon & Co., and Oliver Illinois Trusts. Mr. Mangano disclaims ownership of any shares owned by Troon and Oliver Illinois Trusts.
(8) Includes 8,750 shares owned by Mr. Mangano personally and all of the shares owned by Troon & Co., and Oliver (Illinois) Trust. Mr. Mangano disclaims ownership of any shares owned by Troon and Oliver Illinois Trusts.
(9) Based upon the Preliminary Proxy Statement filed by the issuer on December 14, 2001.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock (the "Common Stock") of MEGO Financial Corp., a New York corporation ("MEGO"). The principal executive offices of MEGO are located at 4310 Paradise Road, Las Vegas, Nevada 89109.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by: (i) Troon & Co., an Indiana general partnership ("Troon"), with respect to shares beneficially owned by it, (ii) the following sub-trusts that make up the Oliver Illinois Trust: (A) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-03, (B) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-01,
(C) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-07 and (D) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-05 (collectively "Oliver"), with respect to shares beneficially owned by it and (iii) Ross J. Mangano with respect to shares beneficially owned by him. Mr. Mangano disclaims ownership of any shares of Common Stock owned by Troon and Oliver.

     (b) The address of Troon, Oliver and Mr. Mangano is 112 West Jefferson Boulevard, Suite 613, South Bend, Indiana 46601.

     (c) Troon was formed for the purpose of investing funds in public and private companies. Oliver was formed for the purpose of investing funds in public and private companies. Mr. Mangano's primary business is acting as a manager to companies that specialize in making investments in public and private companies.

     (d) None of Troon, Oliver or Mr. Mangano have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Troon, Oliver or Mr. Mangano have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Troon is an Indiana general partnership. The Oliver Illinois Trusts are trusts organized in Illinois. Mr. Mangano is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Troon contributed $1,300,000 from its working capital to fund its portion of this transaction. Oliver contributed $365,000 from its working capital to fund its portion of this transaction. Mr. Mangano contributed $35,000 of his working capital to fund his portion of this transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

     On December 3, 2001, Troon subscribed for 325,000 shares of Series B Exchangeable Preferred Stock (the "Series B Stock") of LC Acquisition Corp., a California corporation ("LC Acquisition") pursuant to a Subscription Agreement attached hereto as Exhibit 99.1, Oliver subscribed for 91,250 shares of Series B Stock pursuant to a Subscription Agreement attached hereto as Exhibit 99.2 and Mr. Mangano subscribed for 8,750 shares of Series B Stock pursuant to a Subscription Agreement attached hereto as Exhibit 99.3. On December 13, 2001, LC Acquisition entered into a Subscription Agreement with MEGO (the "MEGO Subscription Agreement") pursuant to which LC Acquisition subscribed for 750,000 shares of MEGO with a purchase price per share of $4.00 and agreed to purchase 1,269,634 shares of Common Stock of MEGO from certain officers, directors and shareholders of MEGO at $4.00 per share (the "MEGO Stock Purchase Agreement"). Immediately following closing of the transactions contemplated by the MEGO Subscription Agreement and the MEGO Stock Purchase Agreement, LC Acquisition will distribute the shares to the holders of the Series B Stock in redemption of the Series B Stock. This redemption is mandated by LC Acquisition's Articles of Incorporation and will be effected on a one-for-one basis. Thus, immediately following the closing of the transactions contemplated by the MEGO Subscription Agreement and the MEGO Stock Purchase Agreement, Troon will receive 325,000 shares of Common Stock in MEGO, Oliver will receive 91,250 shares of Common Stock in MEGO and Mr. Mangano will receive 8,750 shares of Common Stock in MEGO.

     In addition on December 10, 2001, Oliver purchased a Convertible Promissory Note attached hereto as Exhibit 99.4 from LC Acquisition which may, in the event of the merger of LC Acquisition with MEGO and subject to a number of conditions, convert into 253,000 shares of MEGO. Also on December 10, 2001, Mr. Mangano purchased a Convertible Promissory Note attached hereto as Exhibit 99.5 from LC Acquisition, which may, in the event of the merger of LC Acquisition with MEGO and subject to a number of conditions, covert into 22,000 shares of MEGO.

     Except as set forth above, none of Troon, Oliver or Mr. Mangano has any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition of additional securities of MEGO, or the disposition of securities of MEGO;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MEGO or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of MEGO;

     (d) Any material change in the present capitalization or dividend policy of MEGO;

     (e) Any other material change in MEGO's business or corporate structure;

     (f) Changes in MEGO's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of MEGO by any person;

     (g) Causing a class of securities of MEGO to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of MEGO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

     (i) Any action similar to those enumerated above.

     Any decision by Troon, Oliver or Mr. Mangano in the future to take any such actions with respect to MEGO or its securities will depend upon several factors, including the prospects of MEGO, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof Troon beneficially owns 325,000 shares of Common Stock of MEGO, which constitutes approximately 6.8% of the 4,750,550 shares of Common Stock outstanding as of December 14, 2001 as reported in MEGO's preliminary proxy. As of the date hereof, Oliver beneficially owns 91,250 shares of Common Stock of MEGO, which constitutes approximately 1.9% of the 4,750,550 shares of Common Stock outstanding as of December 14, 2001. As of the date hereof, Mr. Mangano may be deemed to beneficially own 425,000 shares of Common Stock of MEGO, which constitutes approximately 9.0% of the 4,750,550 shares of Common Stock outstanding as of December 14, 2001. Mr. Mangano disclaims ownership of any shares owned by Troon and Oliver.

     (b) Troon has the sole power to vote and dispose of 325,000 shares of Common Stock. Oliver has the sole power to vote and dispose of 91,250 shares of Common Stock. Mr. Mangano has the sole power to vote and dispose of 425,000 shares of Common Stock. Mr. Mangano disclaims ownership of any shares owned by Troon and Oliver.

     (c) Other than as described in Items 3 and 4 above, none of Troon, Oliver or Mr. Mangano has engaged in any transactions in the Common Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in Item 4 of this Schedule 13D, none of Troon, Oliver or Mr. Mangano have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of MEGO, including but not limited to transfer or voting of any of the securities of MEGO, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of MEGO.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Subscription Agreement between LC Acquisition Corp. and Troon & Co.

99.2 Subscription Agreement between LC Acquisition Corp. and Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-03, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-01, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-07, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-05

99.3 Subscription Agreement between LC Acquisition Corp. and Ross J. Mangano

99.4 Convertible Promissory Note issued by LC Acquisition Corp. to Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-03, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-01, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-07, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-05

99.5 Convertible Promissory Note issued by LC Acquisition Corp. to Ross J.
     Mangano

99.6 Joint Filing Agreement among Troon & Co., Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-03, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-01, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-07, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-05 and Ross J. Mangano.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001

                                     TROON & CO., an Indiana general partnership


                                     By: /s/ Ross Mangano
                                        ----------------------------------------
                                     Name:  Ross Mangano
                                     Title: Trustee and Partner

                                     BANK ONE TRUST COMPANY, N.A., as trustee of
                                     Oliver Illinois Trust No. No. 262-00051-03

                                     BANK ONE TRUST COMPANY, N.A., as trustee of
                                     Oliver Illinois Trust No. No. 262-00051-01

                                     BANK ONE TRUST COMPANY, N.A., as trustee of
                                     Oliver Illinois Trust No. No. 262-00051-07

                                     BANK ONE TRUST COMPANY, N.A., as trustee of
                                     Oliver Illinois Trust No. No. 262-00051-05


                                     By: /s/ Thomas Anderson
                                        ----------------------------------------
                                     Name: Thomas Anderson
                                     Title: Trustee


                                     ROSS MANGANO

                                     /s/ Ross Mangano
                                     -------------------------------------------

                                  EXHIBIT INDEX


Exhibit No.         Document

      99.1          Subscription Agreement between LC Acquisition Corp. and
                    Troon & Co.

      99.2 Subscription Agreement between LC Acquisition Corp. and Subscription Agreement between LC Acquisition Corp. and Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-03, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-01, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-07, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-05

      99.3          Subscription Agreement between LC Acquisition Corp. and Ross
                    J. Mangano

      99.4          Convertible Promissory Note issued by LC Acquisition Corp.
                    to Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-03, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-01, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-07, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-05

      99.5          Convertible Promissory Note issued by LC Acquisition Corp.
                    to Ross J. Mangano

      99.6 Joint Filing Agreement among Troon & Co., Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-03, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-01, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-07, Bank One Trust Company, N.A., as trustee for Oliver Illinois Trust No. 262-00051-05 and Ross J. Mangano.